# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Foghorn Therapeutics Inc., CIK 0001822462
CUSIP: 344174107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 99 Coolidge Ave, Suite 500, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001352546

## Reporting persons
- Deerfield Mgmt, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,139,523; shared voting power 0; sole dispositive power 5,139,523; shared dispositive power 0; aggregate amount beneficially owned 5,139,523 (8.64% of the class)
  Comment: Comprised of (i) 4,394,367 shares of common stock and (ii) 745,156 shares of common stock issuable upon exercise of warrants, which, in each case, are held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner. The provisions of the warrants beneficially owned by the reporting person restrict the exercise of such securities to the extent that after such exercise the holder, its affiliates and other persons whose beneficial ownership of common stock would be aggregated for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would beneficially own in excess of 9.99% of the total number of shares of the Issuer then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon exercise of such warrants to the extent that upon such exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Management Company, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,139,523; shared voting power 0; sole dispositive power 5,139,523; shared dispositive power 0; aggregate amount beneficially owned 5,139,523 (8.64% of the class)
  Comment: Comprised of (i) 4,394,367 shares of common stock and (ii) 745,156 shares of common stock issuable upon exercise of warrants, which, in each case, are held by Deerfield Partners, L.P., of which Deerfield Management Company, L.P. is the investment advisor. The provisions of the warrants beneficially owned by the reporting person restrict the exercise of such securities to the extent that after such exercise the holder, its affiliates and other persons whose beneficial ownership of common stock would be aggregated for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would beneficially own in excess of 9.99% of the total number of shares of the Issuer then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon exercise of such warrants to the extent that upon such exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,139,523; shared voting power 0; sole dispositive power 5,139,523; shared dispositive power 0; aggregate amount beneficially owned 5,139,523 (8.64% of the class)
  Comment: Comprised of (i) 4,394,367 shares of common stock and (ii) 745,156 shares of common stock issuable upon exercise of warrants. The provisions of the warrants beneficially owned by the reporting person restrict the exercise of such securities to the extent that after such exercise the holder, its affiliates and other persons whose beneficial ownership of common stock would be aggregated for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would beneficially own in excess of 9.99% of the total number of shares of the Issuer then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon exercise of such warrants to the extent that upon such exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- James E. Flynn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,139,523; shared voting power 0; sole dispositive power 5,139,523; shared dispositive power 0; aggregate amount beneficially owned 5,139,523 (8.64% of the class)
  Comment: Comprised of (i) 4,394,367 shares of common stock and (ii) 745,156 shares of common stock issuable upon exercise of warrants, which, in each case, are held by Deerfield Partners, L.P. The provisions of the warrants beneficially owned by the reporting person restrict the exercise of such securities to the extent that after such exercise the holder, its affiliates and other persons whose beneficial ownership of common stock would be aggregated for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would beneficially own in excess of 9.99% of the total number of shares of the Issuer then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon exercise of such warrants to the extent that upon such exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

## Item 1. Issuer
Name of issuer: Foghorn Therapeutics Inc.
Address of issuer's principal executive offices: 99 Coolidge Ave, Suite 500, Watertown, MA 02472

## Item 2. Person Filing
Name of person filing: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Partners, L.P. and Deerfield Management Company, L.P.
Address of principal business office or, if none, residence: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Partners, L.P. and Deerfield Management Company, L.P., 345 Park Avenue South, 12th Floor, New York, NY 10010
Citizenship:
Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Deerfield Partners, L.P. - Delaware limited partnerships;

James E. Flynn - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deerfield Mgmt, L.P. - 5,139,523 shares
Deerfield Management Company, L.P. - 5,139,523 shares
Deerfield Partners, L.P. - 5,139,523 shares
James E. Flynn - 5,139,523 shares
Percent of class:
Deerfield Mgmt, L.P. - 8.64%
Deerfield Management Company, L.P. - 8.64%
Deerfield Partners, L.P. - 8.64%
James E. Flynn - 8.64%
Sole power to vote or to direct the vote: All Reporting Persons - 0
Shared power to vote or to direct the vote:
Deerfield Mgmt, L.P. - 5,139,523
Deerfield Management Company, L.P. - 5,139,523
Deerfield Partners, L.P. - 5,139,523
James E. Flynn - 5,139,523
Sole power to dispose or to direct the disposition: All Reporting Persons - 0
Shared power to dispose or to direct the disposition:
Deerfield Mgmt, L.P. - 5,139,523
Deerfield Management Company, L.P. - 5,139,523
Deerfield Partners, L.P. - 5,139,523
James E. Flynn - 5,139,523

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit C. Power of Attorney (1).

(1) Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to BiomX Inc. filed with the Securities and Exchange Commission on March 19, 2024 by Deerfield Private Design Fund V, L.P., Deerfield Healthcare Innovations Fund II, L.P., Deerfield Mgmt V, L.P., Deerfield Mgmt HIF II, L.P., Deerfield Management Company, L.P. and James E. Flynn.

## Signatures
- Deerfield Mgmt, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (05/14/2026)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (05/14/2026)
- Deerfield Partners, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (05/14/2026)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (05/14/2026)